SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2006
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..........X        Form 40-F..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):..........

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

Yes.................        No.................X

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.        .......................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stena AB (Publ)
Date: May 16, 2006	By:	/s/ Svante Carlsson
Name: Svante Carlsson Title: Chief Financial Officer and Executive Vice President

2

Stena AB (publ) and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as ‘‘anticipate,’’ ‘‘should,’’ ‘‘likely,’’ ‘‘foresee,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘continue,’’ ‘‘could,’’ ‘‘may,’’ ‘‘project,’’ ‘‘plan,’’ ‘‘predict,’’ ‘‘will’’ and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

•	changes in general economic and business conditions;

•	unanticipated changes in laws and regulations

•	changes in currency exchange rates and interest rates;

•	risks incident to vessel operations, including discharge of pollutants;

•	introduction of competing products by other companies;

•	changes in trading or travel patterns;

•	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;

•	changes in our business strategy; and

•	other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

3

Consolidated Financial Statements

Stena AB (publ)

AUDIT REPORT

To the Board of Directors, Stena AB (publ)
Corporate identity number 556001-0802

I have audited the consolidated balance sheets of Stena AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of income and cash flows for each of the years in the three year period ended December 31, 2005 and the related statement of changes in stockholders equity for each of the years the two year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in Sweden. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stena AB (publ) and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2005 in conformity with generally accepted accounting principles in Sweden.

Gothenburg, Sweden
April 25, 2006

Thord Elmersson
Authorized Public Accountant, KPMG Bohlins AB

Stena AB (publ) Consolidated Financial Statements

Consolidated Income Statements

Years ended December 31, 2003, 2004 and 2005

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Revenues
Ferry operations
Sales		8,597	9,024	9,045	1,140
Net gain on sale of vessels	3	50	11
Total ferry operations		8,647	9,035	9,045	1,140
Drilling		1,601	1,429	1,871	236
Shipping
Operations		2,242	3,492	4,405	555
Net gain on sale of vessels	3	64	645	315	40
Total shipping		2,306	4,137	4,720	595
Property
Operations		932	1,357	1,882	237
Net gain on sale of properties	3	126	110	813	102
Total property		1,058	1,467	2,695	339
Other		7	653	1,288	162
Total revenues	2	13,619	16,721	19,619	2,472
Direct operating expenses:
Ferry operations		(6,443)	(6,707)	(6,565)	(827)
Drilling		(810)	(946)	(1,112)	(140)
Shipping		(1,698)	(2,212)	(3,066)	(387)
Property		(382)	(509)	(810)	(102)
Other			(569)	(1,078)	(136)
Total direct operating expenses		(9,333)	(10,943)	(12,631)	(1,592)
Selling and administrative expenses	4	(1,522)	(1,761)	(1,861)	(234)
Depreciation and amortization	2	(1,742)	(1,790)	(2,734)	(345)
Total operating expenses		(12,597)	(14,494)	(17,226)	(2,171)
Income from operations		1,022	2,227	2,393	301
Share of affiliated companies’ results	5		17	21	3
Financial income and expense
Dividends received		39	36	79	10
Gain (loss) on securities, net	6	164	1,060	921	116
Interest income		85	382	567	71
Interest expense		(824)	(1,135)	(1,395)	(176)
Foreign exchange gains (losses), net	7	27	(107)	(3)
Other financial income (expense), net	8	(18)	(24)	(121)	(15)
Total financial income and expense		(527)	212	48	6
Minority interest	3,12	2	(77)	(21)	(3)
Income before taxes		497	2,379	2,441	307
Income taxes	9	13	(20)	(173)	(21)
Net income		510	2,359	2,268	286

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Consolidated Balance Sheets

December 31, 2004 and 2005

(In millions)	Note	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
ASSETS
Noncurrent assets:
Intangible assets	10	410	806	102
Tangible fixed assets:	11
Vessels		12,747	13,585	1,712
Construction in progress		501	1,280	161
Equipment		587	626	79
Property		18,699	17,275	2,176
Total tangible fixed assets		32,534	32,766	4,128
Financial fixed assets:
Investment in affiliated companies	5	120	332	42
Investment in VIEs	12	4,440	5,753	725
Marketable securities	13	1,375	3,295	415
Other noncurrent assets	14	910	1,440	181
Total financial fixed assets		6,845	10,820	1,363
Total noncurrent assets		39,789	44,392	5,593
Current assets:
Inventories		226	325	41
Short-term receivables
Trade debtors	15	953	2,092	264
Other receivables	15	764	1,156	145
Prepaid expenses and accrued income	15	866	890	112
Total short-term receivables		2,583	4,138	521
Short-term investments	16	1,333	2,213	279
Cash and cash equivalents	17	2,380	3,744	472
Total current assets		6,522	10,420	1,313
Total assets		46,311	54,812	6,906
STOCKHOLDERS’ EQUITY AND LIABILITIES
Stockholders' equity:	18
Capital stock		5	5	1
Restricted reserves		763	926	116
Retained earnings		10,292	11,933	1,503
Net income		2,359	2,268	286
Total stockholders' equity		13,419	15,132	1,906
Minority interest	12	113	131	17
Provisions:	19
Deferred income taxes		2,179	1,517	191
Pension liabilities		399	1,882	237
Other provisions			46	6
Total provisions		2,578	3,445	434

Stena AB (publ) Consolidated Financial Statements

(In millions)	Note	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Noncurrent liabilities:
Long-term debt	20	17,421	19,773	2,492
Debt in VIEs	20	3,925	4,844	610
Senior Notes	21	4,088	4,821	607
Capitalized lease obligations	22	1,259	1,325	167
Other noncurrent liabilities	23	143	286	36
Total noncurrent liabilities		26,836	31,049	3,912
Current liabilities:
Short-term debt	20	218	834	105
Capitalized lease obligations	22	38	40	5
Trade accounts payable		503	902	114
Income tax payable		120	198	25
Other		482	533	67
Accrued costs and prepaid income	24	2,004	2,548	321
Total current liabilities		3,365	5,055	637
Total stockholders’ equity and liabilities		46,311	54,812	6,906
Pledged assets	25	33,483	36,411	4,588
Commitments and contingent liabilities	25	3,904	2,233	281

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Total
Balance as of December 31, 2003	5	583	11,407	11,995
Change of accounting principles in 2004			(257)	(257)
Dividend paid			(70)	(70)
Transfer to charitable trust			(10)	(10)
Revaluation of financial instruments			(387)	(387)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)	(211)
Total changes in equity before net income		180	(1,115)	(935)
Net income			2,359	2,359
Balance as of December 31, 2004	5	763	12,651	13,419
Dividend paid			(195)	(195)
Transfer to charitable trust			(30)	(30)
Change of accounting principles for pensions			(1,075)	(1,075)
Revaluation of financial instruments			303	303
Transfers between reserves		96	(96)
Exchange differences		67	375	442
Total changes in equity before net income		163	(718)	(555)
Net income			2,268	2,268
Balance as of December 31, 2005	5	926	14,201	15,132

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2003, 2004 and 2005

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Net cash flows from operating activities:
Net income		510	2,359	2,268	286
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2	1,742	1,790	2,734	345
Share of affiliated companies’ results			(17)	(21)	(3)
(Gain)/loss on sale of tangible fixed assets	3	(241)	(763)	(1,128)	(142)
(Gain)/loss on securities, net		(164)	(1,060)	(921)	(116)
Unrealized foreign exchange (gains)/losses		268	(144)	138	17
Deferred income taxes	9	(71)	(113)	85	11
Minority interests		(2)	78	21	3
Other non cash items		(51)	141	(8)	(1)
Net cash flows from trading securities		11	(605)	(428)	(54)
Cash flow from operations before changes in working capital		2,002	1,666	2,740	346
Changes in working capital:
Receivables		542	2	(821)	(104)
Prepaid expenses and accrued income		(36)	(311)	43	5
Inventories		(1)	(43)	(52)	(7)
Trade accounts payable		(101)	33	219	28
Accrued costs and prepaid income		36	(15)	246	31
Income tax payable		(38)	52	55	7
Other current liabilities		(614)	72	(27)	(3)
Net cash provided by operating activities		1,790	1,456	2,403	303
Net cash flows from investing activities:
Purchase of intangible assets			(174)	(78)	(10)
Cash proceeds from sale of tangible fixed assets	3	1,179	2,565	4,570	576
Capital expenditure on tangible fixed assets	2	(3,148)	(3,343)	(5,152)	(649)
Purchase of subsidiary, net of cash acquired	26		(3,917)	(518)	(65)
Proceeds from sale of subsidiary	26		587
Investments in affiliated companies				(67)	(8)
Proceeds from sale of securities		1,377	6,108	4,227	532
Purchase of securities		(2,741)	(7,008)	(5,777)	(728)
Increase of noncurrent assets		(231)	(255)	(130)	(16)
Decrease of noncurrent assets			18	14	2
Other investing activities		8	88	(37)	(5)
Net cash (used in)/provided by investing activities		(3,556)	(5,331)	(2,948)	(371)

Stena AB (publ) Consolidated Financial Statements

(In millions)	Note	2003 SEK	2004 SEK	2005 SEK	2005 USD (unaudited- Note 1)
Net cash flows from financing activities:
Proceeds from issuance of debt		2,260	5,822	1,277	161
Principal payments on debt		(4,502)	(2,017)	(1,549)	(195)
Net change in borrowings on line-of-credit agreements		1,416	1,401	2,287	288
Proceeds from new capitalized lease obligations		1,167
Principal payments on capitalized lease obligations		(64)	(42)	(41)	(5)
Net change in restricted cash accounts		1,695	(51)	23	3
Dividends paid		(60)	(70)	(195)	(25)
Other financing activities		(468)	(507)	48	6
Net cash provided by/(used in) financing activities		1,444	4,536	1,850	233
Effect of exchange rate changes on cash and cash equivalents		(60)	1	59	7
Net change in cash and cash equivalents		(382)	662	1,364	172
Cash and cash equivalents at beginning of year		2,100	1,718	2,380	300
Cash and cash equivalents at end of year		1,718	2,380	3,744	472

The accompanying notes form an integral part of these Consolidated Financial Statements.

Stena AB (publ) Consolidated Financial Statements

Note 1    Summary of Significant Accounting Principles

These consolidated financial statements present the financial position and results of operations of Stena AB (publ) and consolidated subsidiaries (the ‘‘Company’’) and are prepared in accordance with generally accepted accounting principles in Sweden (‘‘Swedish GAAP’’).

Solely for the convenience of the reader, the 2005 financial statements have been translated from Swedish kronor (SEK) into United States dollars ($) using the December 31, 2005 Noon Buying Rate of the Federal Reserve Bank of New York of $1.00 = SEK 7.9370.

New accounting principles in 2005

Swedish GAAP changed for valuation of financial instruments in 2004 to allow not only accounting at cost but also, as an alternative, at market. In order to present the accounts in a true and fair view, the Company has decided to introduce accounting at market in the 2005 accounts. Unrealized results on shares, bonds etc are included in the income statement, except for certain strategic investments, which are revalued directly against stockholders’ equity. The accounts for previous years have been restated.

Certain pension liabilities for employees within the UK ferry operations of the Company were accounted for as contingent liabilities in 2004 due to the lack of information on the portion of the liability attributable to the Company. New information was released for these pension plans in 2005. As of October 1, 2005, the liabilities have therefore been recorded as pension liabilities in the balance sheet. The change has been recorded directly against stockholders’ equity and deferred tax liabilities, respectively.

Due to a change in Swedish GAAP as of January 1, 2005, the Company has consolidated in full two US financial investments in variable interest entities (‘‘VIEs’’), that in 2004 were consolidated according to the equity method. The accounts for 2004 have been restated. See also note 12 and 18.

Basis of consolidation

The consolidated financial statements include Stena AB and all subsidiaries, defined as companies in which Stena AB, directly or indirectly, owns shares representing more than 50% of the voting rights or in another way has a controlling influence. Intercompany transactions are eliminated on consolidation. Acquisitions are accounted for in accordance with the acquisition accounting method, whereby any excess values are allocated to the underlying assets up to market value and any further excess value is accounted for as goodwill. These allocations can be adjusted in arrears to reflect the conditions at the time of acquisitions. Such adjustments are to be introduced without delay but no later than in the financial year following the acquisition.

Foreign exchange

Assets and liabilities of foreign subsidiaries are translated at year end exchange rates and income statement items are translated at average exchange rates prevailing during the year. Exchange differences arising on the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity.

Assets and liabilities in foreign currency in a legal entity are translated at year end exchange rates. Any resulting exchange differences on bank loans etc are accounted for as financial income/expense while any differences from cash paid or received in foreign currencies are included in the operating result.

Stena AB (publ) Consolidated Financial Statements

The following exchange rates have been used for consolidation purposes:

	Average rates			Closing rates
	2004	2005	%	2004	2005	%
USD	7.4960	7.4775	—	6.6125	7.9525	20%
GBP	13.4560	13.5782	1%	12.7100	13.7325	8%
EUR	9.1268	9.2849	2%	9.0070	9.4300	5%

Investment in associated companies

The equity method of accounting is used for companies in which the Company owns shares representing between 20% and up to a maximum of 50% of the voting rights and/or has a significant influence. The Company records its proportionate share of the net income (loss) of these associated companies’ results in the consolidated income statement as Share of affiliated companies’ results or in Direct operating expenses. Dividends received are recorded as a reduction of the carrying value.

Estimates and concentrations

The preparation of financial statements in accordance with Swedish GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from such best estimates.

The Company operates in the shipping and offshore drilling industries which historically have been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. In addition, the Company’s ferry operations are highly seasonal. Each of the aforementioned factors are important considerations associated with the Company's determination of the carrying amount of owned vessels. The Company seeks to mitigate the effect of such factors by various means such as by obtaining long-term charter contracts.

Revenue recognition

The Company's shipping and drilling revenues are derived from charter contracts. Revenue is recognized evenly within the charter period. Provision is made in advance for any on-going loss contracts. Revenues from the Company’s ferry operations consist of ticket sales, onboard sales and freight revenues and are recognized in the period services are rendered. Rental income from the Company's real estate operations is derived from leases and is recognized on a straight line basis over the life of the leases. All revenues are accounted for when the economic benefit can be accurately calculated net after any discounts. Sale of vessels and properties are accounted for at delivery, when all main risks and benefits are transferred to the buyer. Net gain (loss) on sale of vessels and properties are included as a component of revenues.

Construction contracts regarding projects for external parties are accounted for according to the percentage of completion method, i e to include a portion of expected results. Any expected losses are expensed.

Dividends on shares are accounted for when received in cash and are included in the financial net in the income statement.

Stena AB (publ) Consolidated Financial Statements

Depreciation and amortization

Tangible fixed assets are depreciated over their total estimated economic useful lives using the straight-line method from the date when the asset is ready for use and over the following periods:

Vessels:
Drilling rigs	10-20 years
Crude oil tankers	20 years
RoRo vessels	20 years
RoPax vessels	20 years
HSS vessels and other fast ferries	20 years
Ferries	25 years
Other tangible fixed assets:
Buildings for own use	50 years
Equipment	3-5 years

Properties included in the Company’s real estate operations are depreciated at 1% annually based upon acquisition values.

Intangible assets are normally amortized over 5 years but up to 20 years in cases where the economic life is estimated accordingly. This relates to investments in ferry routes and trademarks, that are entered into on a long term basis, and to special purpose-built software systems, that based on experience have a useful life exceeding 5 years. 20 years relate to amortization of certain goodwill on acquisition only.

Interest expense

Interest expense is accounted for in the period to which it relates. Interest expense related to construction of vessel newbuildings is capitalized as part of the cost of investment. Direct costs for raising new loans or credit facilities are capitalized and amortized over the life of the underlying credit.

Financial instruments

To qualify for deferral hedge accounting of unrealized gains and losses on financial instruments, such instruments must be designated and effective as a hedge of an underlying asset or liability or firm commitment or anticipatory transaction. Management reviews the correlation and effectiveness of financial instruments on a periodic basis. Financial instruments that do not meet the criteria for hedge accounting treatment are marked-to-market. As of 2005, unrealized results are recognized in the income statement except for certain long-term investments, for which the unrealized results are recorded directly to stockholders’ equity. It is the Company’s policy that terms and contractual maturities of financial instruments which are designed to hedge interest rate and foreign currency exposures correspond to the terms, and where appropriate, the maturities of the underlying hedged transactions.

Results from all types of financial derivative instruments, with the exception of those used for financial trading purposes, are either recorded as an adjustment of the value of the underlying asset or liability or as an adjustment of the revenue or expense of such item and in such period the financial instrument is intended to hedge.

Realized gains and losses that result from the early termination of financial instruments are deferred and included in (i) the determination of the carrying value of the underlying asset or liability in the consolidated balance sheet or (ii) the income statement when the anticipated transaction actually occurs. If an underlying asset or liability is sold or settled, any related financial instrument is then marked-to-market and the resulting unrealized gain or loss is recorded as part of the gain or loss on sale or settlement of the underlying item.

Stena AB (publ) Consolidated Financial Statements

Premiums paid for the purchase of foreign currency and interest rate options are recorded as a prepaid expense in the consolidated balance sheet and are amortized as an adjustment of the underlying revenue or expense over the term of the agreement.

Foreign exchange risk management

Equity exposure
Exchange rate differences arising from the translation of financial statements of foreign subsidiaries are taken directly to stockholders' equity. Exchange differences from borrowings in foreign currency or forward contracts designated as a hedge of such exposure are taken directly to stockholders' equity to match the exchange difference of the related net investment in the foreign subsidiary.

Translation exposure
Monetary assets and liabilities denominated in foreign currencies arising in the normal course of business are translated at the year end exchange rates and any foreign exchange rate forwards, currency swaps or options contracts used as hedges of such items are equally marked to market at the same rate and the results thereto are recorded as an adjustment of the value of the underlying asset or liability. Any premiums or discounts from foreign exchange or swap contracts are recognized as an adjustment of the Company's net interest expense.

Transaction exposure
Realized results from foreign exchange forward contracts or from currency option contracts, including premiums paid or received, that are used to hedge firm commitments or anticipated transactions in foreign currency are deferred and recognized as an adjustment of such transaction when it actually occurs. Any premiums or discounts from foreign exchange or currency swap contracts are included in the operating result.

Interest rate risk management

Interest rate derivative instruments such as interest rate forward contracts, swaps or options are used to hedge future interest payments. The interest receivable and interest payable under the terms of any interest rate derivative contracts are accrued and recorded as an adjustment to the interest expense of the underlying debt obligation.

The Company accounts for the amounts due from or payable to the counterparties of such instruments on an accrual basis at each reporting date based on amounts computed by reference to the respective contracts. Generally, the maturity dates of the hedged debt extends beyond the contractual term of the hedge contracts. Accrual accounting is used over the contractual life of interest rate swaps or options that are used in connection with the Company's overall program of interest rate management as long as such hedge contracts are considered effective in managing the Company's interest rate risk.

Bunker fuel risk management

The Company has exposure to the price of bunker fuels used for the operation of its vessels and uses forward contracts and options to hedge its oil price risk. Hedges are regularly taken out to match the underlying cost of physical bunker fuel supplies. Results from such hedge contracts are deferred and recognized as an adjustment of such cost when it actually occurs.

Taxes

Taxes are divided into current taxes and deferred taxes. Deferred income taxes include the tax effect of unutilized tax losses calculated at current tax rates and other temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. Deferred tax assets are recognized to the extent that it is more likely than not that an asset will be realized.

Stena AB (publ) Consolidated Financial Statements

Accounting for subsidies

Subsidies received in connection with the acquisition of vessels and properties are deducted from the cost of the investment while subsidies related to operations reduce the corresponding costs. Subsidies are recognized in the accounts when they can be properly estimated.

Intangible assets

Goodwill in connection with the acquisition of companies and investments in special administrative software are included as intangible fixed assets and accounted for at cost less accumulated amortization. Internally generated direct costs in connection with such investments are recorded as cost.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet when the economic benefit to the Company can be established and the cost can be properly calculated.

Property, vessels and equipment are recorded at cost less accumulated depreciation. Additional depreciation is recorded on impairment, if deemed to be permanent. Repair and maintenance costs are expensed as incurred. Dry-docking costs for vessels are capitalized and amortized over the time until the next dry-docking. Dry-docking costs for ferries are capitalized as prepaid expenses and amortized as direct operating expenses due to their annual nature, while dry-docking costs for other vessels are capitalized as cost of the vessel and depreciated.

On-going projects include advance payments made as well as other direct and indirect project costs including capitalized interest costs, using the Company's current available rate of borrowing for the applicable project. All other interest costs are expensed in the income statement.

Properties are split into real estate and buildings. Buildings refer to buildings for use by the Company in its own business.

Impairment of tangible fixed assets and intangible assets

The carrying values of tangible fixed assets and intangible assets are reviewed on an on-going basis. For vessels, the Company uses appraisals carried out by independent international brokers for such reviews. For properties, estimates are based on internal and external valuations. If a review indicates that the carrying value of an asset may not be recoverable, discounted cash flows based upon current interest rates and future expected earnings are used as primary indicators of potential impairment. Assets having a direct joint income, e.g. a ferry route, is the smallest cash generating unit used. If, on the balance sheet date, an asset has been impaired, the recoverable amount of the asset is estimated. The asset is written down to its estimated fair value. A similar approach is used for intangible assets.

Leasing

When the Company enters into a lease or other similar arrangement which includes taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a capital lease. Such leased assets are classified in the balance sheet as tangible fixed assets. The present value of the future minimum lease payments is recorded as a capital lease obligation. The assets are depreciated according to plan while rent payments are apportioned between the interest element which is charged to operations and the capital element that is recorded as a reduction of the capital lease obligation.

Other leased assets are recorded as operating leases. The lease charges for such leases are expensed in the period to which they relate.

Financial fixed assets

Marketable securities including long-term bonds and equities are valued at market, whereby the current year unrealized results are included in the income statement as gain (loss) on securities, except for certain strategic holdings, where the result in booked directly to stockholders’ equity.

Stena AB (publ) Consolidated Financial Statements

Investments in other noncurrent securities are recorded at cost. Available information is used to review the carrying value. A portfolio of similar assets is written down to its estimated fair value if the decrease in value is deemed to be permanent. Previously recorded write-downs are reversed when no longer appropriate.

Inventories

Inventories are carried at the lower of cost (FIFO) or market value after any obsolescence. Inventories mainly include bunker fuel, spare parts and merchandise for sale on-board as well as products for bars and restaurants on ferries.

Receivables

Trade debtors and other receivables are recorded at cost after reduction for doubtful receivables. Receivables due after more than 12 months are recorded as noncurrent.

Construction contracts regarding projects for external parties are accounted for as accrued income using the percentage of completion method.

Short-term investments

Short-term investments include marketable debt and equity securities and restricted cash blocked for guarantees and other obligations. Valuation is carried at market. Gains and losses are included in the income statement as gain (loss) on securities.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Provisions for pensions

Post-employment benefits, such as pensions and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans, which means that the obligations remain within the Company. Costs and the obligations at the end of the period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis.

The amount recognized in the balance sheet is the net total of the present value of the obligations and the fair value of plan assets as either a provision or a long-term financial asset. In those circumstances when a surplus in a plan can not be fully used, only the portion of the surplus that the enterprise can recover through decreased future contributions or repayments is recognized. Set-off of a surplus in a plan against a deficit in another plan is only allowed if an enterprise has the right to use a surplus in a plan to settle a deficit in another plan, or if the obligations are to be settled on a net basis.

The pension cost and the pension obligation for defined benefit pension plans is calculated annually by independent actuaries. The obligation consists of the present value of expected future payments. The most important actuarial assumptions are stated in note 19.

Actuarial gains and losses may result upon determination of the present value of the defined benefit obligation and the fair value of plan assets. These result either from differences between the actual return and expected returns, or changes in assumptions. The portion of the accumulated actuarial gains and losses at the end of the prior year that exceeds 10% of the larger of the present value of the defined benefit obligation and the fair value of plan assets is recognized in the result over

Stena AB (publ) Consolidated Financial Statements

the expected average remaining service period of the employees participating in the plan. The accounting principle described above is only applied in the consolidated financial statements. The parent company and subsidiaries report defined benefit pension plans in accordance with local rules and guidelines in their respective countries.

Senior notes and bank debt

Nominal amounts are recorded as debt in the balance sheet. Debt due within 12 months is included as current debt and remaining debt as noncurrent. Direct costs for raising new debt are deferred and amortized over the length of the credit.

Any prepayment of debt reduces the nominal amount as recorded. Premiums or discounts are recorded in the income statement.

Stena AB (publ) Consolidated Financial Statements

Note 2    Segment Information

The Company is active internationally, primarily in the areas of ferry operations, drilling, shipping, property and finance. Ferry operations are performed through Stena Line in the Scandinavian, the North Sea and the Irish Sea areas and through Scandlines in Öresund and the south of the Baltic Sea. Drilling includes the ownership and operation of a fleet of semi-submersible drilling rigs and is operated from Aberdeen in Scotland. Shipping includes the ownership and chartering of Roll-on/Roll-off vessels and crude oil tankers. To support these activities, the Company is also engaged in the management and crewing as well as the design and rebuilding of such vessels. The property operations relate to investments in residential and commercial real estate, principally in Sweden but partly also in The Netherlands, France and Germany. Other business activities include financial activities and investments in other business areas through the unit Stena Adactum, as well as non-allocated central administration costs. A primary measure of profitability for all these segments is income from operations. There are no significant transactions between the operating segments.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Income from operations by segment:
Ferry operations	397	587	813
Impairment charges		(52)	(765)
Additional operating expenses			(55)
Net gain on sale of vessels	50	11
Total ferry operations	447	546	(7)
Drilling	(33)	(227)	(2)
Shipping: Roll-on/Roll-off vessels	(47)	62	104
Net gain on sale of vessels	64	273	191
Total	17	335	295
Crude oil tankers	198	780	742
Net gain on sale of vessels		372	124
Total	198	1,152	866
Other shipping	3	(13)	(7)
Total shipping	218	1,474	1,154
Property: Operations	399	520	759
Impairment charges		(21)	(180)
Net gain on sale of properties	126	110	813
Total property	525	609	1,392
Other	(135)	(175)	(144)
Income from operations	1,022	2,227	2,393

As a consequence of the high oil prices in 2005, impairment charges of SEK 765 million were recorded with respect to the HSS vessels together with direct operating expenses of SEK 55 million. In 2005, impairment charges for real estate of EK 180 million were also recorded. In 2004, impairment charges for real estate of SEK 21 million and of buildings in the ferry operations of SEK 52 million were recorded. All impairment charges are accounted for as depreciation.

Stena AB (publ) Consolidated Financial Statements

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Depreciation and amortization by segment:
Ferry operations	811	864	1,578
Drilling	694	575	590
Shipping: Roll-on/Roll-off vessels	121	100	124
Crude oil tankers	27	58	41
Other shipping	6	7	11
Total shipping	154	165	176
Property	77	153	337
Other	6	33	53
Total	1,742	1,790	2,734

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Depreciation and amortization expense consists of the following components:
Vessels	1,513	1,364	2,084
Equipment	65	90	173
Property	162	294	393
Total tangible fixed assets	1,740	1,748	2,650
Intangible assets	2	42	84
Total	1,742	1,790	2,734

Depreciation and amortization expense includes amortization of assets under capitalized leases amounting to SEK 176 million, SEK 91 million and SEK 90 million for the years ended December 31, 2003, 2004, and 2005, respectively.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Capital expenditure by segment:
Ferry operations	1,577	721	409
Drilling	358	515	1,197
Shipping: Roll-on/Roll-off vessels	542	616	474
Crude oil tankers	361	1,005	1,067
Other shipping	8	5	24
Total shipping	911	1,626	1,565
Property	288	459	1,889
Other	14	22	92
Total	3,148	3,343	5,152

Stena AB (publ) Consolidated Financial Statements

	Year ended December 31,
(SEK in millions)	2004	2005
Total assets by segment:
Ferry operations	9,978	9,645
Drilling	5,146	6,959
Shipping: Roll-on/Roll-off vessels	1,692	1,995
Crude oil tankers	1,173	2,365
Other shipping	202	273
Total shipping	3,067	4,633
Property	17,375	16,023
Other	10,745	17,552
Total	46,311	54,812

Geographic information:

The Company's shipping operations include the ownership and chartering of vessels as well as the operation and management of crude oil tankers and are performed throughout the world. Accordingly, such revenues and assets are not presented on a country by country basis. The ferry operations and the property operations are conducted in Scandinavia and the rest of Europe. The Company's drilling operations are conducted in the Norwegian sector (Scandinavia) and the UK sector (Europe, other) of the North Sea as well as other markets. The Company’s US investments in VIEs are included in Other markets.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Revenues:
Scandinavia	7,387	8,839	10,816
Europe, other	3,124	3,068	3,321
Other markets	802	677	762
Shipping	2,306	4,137	4,720
Total	13,619	16,721	19,619

	Year ended December 31,
(SEK in millions)	2004	2005
Total assets:
Scandinavia	26,339	28,062
Europe, other	9,739	7,362
Other markets	7,771	11,885
Shipping operations	2,462	7,503
Total	46,311	54,812

Stena AB (publ) Consolidated Financial Statements

Note 3    Sale of tangible fixed assets

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Vessels Cash proceeds from sale of vessels	735	2,069	863
Net book value of vessels sold	(621)	(1,413)	(548)
Net gain on sale of vessels	114	656	315
Equipment Cash proceeds from sale of equipment	3	1	3
Net book value of equipment sold	(2)	(4)	(3)
Net gain (loss) on sale of equipment	1	(3)
Property Cash proceeds from sale of property	441	495	3,629
Net book value of property sold	(315)	(385)	(2,816)
Net gain on sale of property	126	110	813
Total Cash proceeds from sale of vessels, equipment and property	1,179	2,565	4,495
Net book value of assets sold	(938)	(1,802)	(3,367)
Total gain	241	763	1,128

The net gain on sale of vessels in 2004 includes 100% of the results from the sale of two vessels, each owned by companies that are 25% owned by the joint venture partner Fram Shipping. Fram Shipping’s share of the gain is included in the income statement as minority interest.

Net gain (loss) on sale of equipment is included in operating expenses.

Total cash proceeds include sales costs of SEK 75 million, which is not included in the consolidated statement of cash flow for 2005.

Note 4    Selling and administrative expenses

For the year ended December 31, 2005, selling and administrative expenses include SEK 231 million relating to administration expenses. Selling expenses include costs for doubtful receivables of SEK 14 million. For the year ended December 31, 2004, selling and administrative expenses included SEK 226 million of administration expenses and selling expenses included costs for doubtful receivables of SEK 8 million.

Fees and other remuneration to auditors and advisors are set forth below. Audit fees include audit of the financial statements, the accounts and the administration by the Board of Directors and the Managing Director, other activities that the auditor is required to perform and advice that the auditor may give based on the results of the audit.

	Year ended December 31,
(SEK in millions)	2003	2004	2005
KPMG
Audit fees	21	16	25
Audit related fees	6	2	2
Tax fees	11	13	18
Other	2	6	6
Other auditors
Tax fees	5	8	10
Other		1	5
Total	45	46	66

Stena AB (publ) Consolidated Financial Statements

Note 5    Affiliated companies

Investments in affiliated companies relate to major strategic investments. Results from other associated companies, having a more direct link to normal operations, are included in direct operating expenses. See note 13.

Bostads AB Drott (‘‘Drott’’) was acquired throughout 2004 and was accounted for as an affiliated company for the period from mid-May to mid-August 2004. For this period, the Company’s share of results amounted to SEK 19 million, which was included as additional investment in real estate. In the middle of August 2004, more than 50% of the shares of Drott had been acquired by the Company and Drott was consolidated as a subsidiary.

In 2004, the Company purchased more than 20% of the shares of the Swedish listed company Wilh. Sonessons AB (publ), which therefore is accounted for as an affiliated company. As of December 31, 2005, the investment represents 23.2% of the capital and 26.7% of the votes. The market value of the investment as of December 31, 2005 was SEK 247 million. The Company’s share of results amounted to SEK 3 million.

In June 2005, the Company purchased additional shares of the Swedish listed company Ballingslöv AB (publ) and it is now accounted for as an affiliated company. As of December 31, 2005, the investment represents 22.5% of the capital and the votes. The market value of the investment as of December 31, 2005 was SEK 386 million. The Company’s share of results amounted to SEK 18 million.

The investments in Sonessons and Ballingslöv are pledged as security for bank debt. The results of these companies are reported with a three month time lag.

Stena AB (publ) Consolidated Financial Statements

Note 6    Gain (loss) on securities, net

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Investment in VIEs
Total net gain (loss)		104	26
Marketable securities
Proceeds	1,377	4,239	421
Gross gains	248	1,144	342
Gross losses	(113)	(307)	(19)
Total net gain (loss)	135	837	323
Short-term investments
Proceeds	2,808	4,504	8,396
Gross gains	74	176	671
Gross losses	(45)	(57)	(99)
Total net gain (loss)	29	119	572
Total net gain (loss) on securities	164	1,060	921

As of January 1, 2005, financial instruments are valued at market. Unrealized results on shares, bonds etc are included in the income statement, except for certain strategic investments, which are revalued directly against stockholders’ equity. See note 1 new accounting principles. The accounts for previous years have been restated.

Note 7    Foreign Exchange Gains (Losses)

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Currency trading activities, net	10	8	22
Translation differences	17	(115)	(25)
Total	27	(107)	(3)

Foreign exchange gains (losses) consist of gains and losses incurred in connection with the Company's foreign currency trading activities (see note 27) and gains and losses arising from the translation of amounts in foreign currencies and transactions denominated in foreign currencies.

Note 8    Other Financial Income (Expense)

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Amortization of deferred financing costs	(50)	(82)	(57)
Bank charges	(21)	(12)	(13)
Release of reserve for ferry operations	120	100
Other items	(67)	(30)	(51)
Total	(18)	(24)	(121)

Deferred financing costs include costs for Senior Notes, revolving credit facilities, finance leases etc. See note 14. All of these costs are amortized over the life of the borrowings.

In 2005, full consolidation of the investments in VIEs has been made. See note 1, new accounting principles, and note 12. In 2004, consolidation was based upon the equity method, whereby the Company’s part of the result was accounted for only.

Stena AB (publ) Consolidated Financial Statements

The reserve for ferry operations relates to the excess of the carrying value of the Stena Line $300 million Senior Notes over their redemption price in late 2000. This excess value was released from 2001 to 2004.

Note 9    Income Taxes

Income before taxes was distributed geographically as follows:

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Sweden	57	580	1,167
Rest of the world	440	1,782	1,253
Share of affiliated companies’ results		17	21
Total income before taxes	497	2,379	2,441

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Current:
For the period, Sweden	(8)	(19)	(11)
Adjustments previous years, Sweden		(6)
For the period, Rest of the world	(56)	(114)	(85)
Adjustments previous years, Rest of the world	6	6	8
Total current tax	(58)	(133)	(88)
Deferred:
For the period, Sweden	31	(393)	202
Adjustments previous years, Sweden	(12)	(56)	(58)
For the period, Rest of the world	(12)	101	(54)
Adjustments previous years, Rest of the world	64	461	(175)
Total deferred tax	71	113	(85)
Total income taxes	13	(20)	(173)

Cash paid for taxes in 2005 was SEK 74 million, as compared to SEK 32 million in 2004.

Stena AB (publ) Consolidated Financial Statements

The principal reasons for the difference between the statutory tax rate in Sweden and the effective tax rate are set forth below:

	Year ended December 31,
(Percentages)	2003	2004	2005
Statutory income tax rate	28	28	28
Differences in foreign tax rates	(36)	(5)	(2)
Taxes related to previous years	(2)	(6)	(2)
Losses not currently utilized	12	4	7
Expenses not deductible	7	3	6
Nontaxable income	(11)	(6)	(15)
Utilization of tax loss carryforwards	(2)	(1)	(3)
Restructuring		(17)	(24)
Share of affiliated companies’ results	(4)	(1)	5
Other	5	2	7
Effective income tax rate	(3)	1	7

Restructuring in 2005 refer to effects of changes in the legal structure for the drilling operations. Restructuring in 2004 refers to changes in the legal structure outside of Sweden, which made it possible to release previously deferred tax liabilities included above as Adjustments previous years, Rest of the world.

Note 10    Intangible fixed assets

(SEK in millions)	Goodwill	Other intangible assets	Total
Acquisition cost at the beginning of year	183	392	575
Purchase of company	390		390
Additions		78	78
Disposals		(32)	(32)
Translation differences	3	4	7
Acquisition cost at the end of year	576	442	1,018
Accumulated amortization at the beginning of year	(18)	(147)	(165)
Disposals		32	32
Translation differences		5	5
Current year amortization	(33)	(51)	(84)
Accumulated amortization at the end of year	(51)	(161)	(212)
Net book value at the beginning of year	165	245	410
Net book value at the end of year	525	281	806

Goodwill regarding purchase of company refers to the acquisition of Envac and is amortized over 20 years. Goodwill regarding the flower business ‘‘Blomsterlandet’’ is amortized over 10 years. Goodwill related to the acquisition of ferry routes in the Irish Sea is amortized over 7 years. Other intangible fixed assets include an on-line reservation system in the ferry operations, which is also amortized over 7 years.

Stena AB (publ) Consolidated Financial Statements

Note 11    Tangible fixed assets

The movements during the year ended December 31, 2005 are as follows:

(SEK in millions)	Vessels	Construction in progress	Equipment	Property	Total
Acquisition cost at the beginning of year	18,622	501	598	19,476	39,197
Adjustment of acquisition value				(524)	(524)
Purchase of company			9		9
Other additions	2,070	963	150	1,969	5,152
Disposals	(735)		(85)	(2,977)	(3,797)
Transfers	304	(304)	38	(38)
Translation differences	1,964	120	94	408	2,586
Acquisition cost at the end of year	22,225	1,280	804	18,314	42,623
whereof capitalized interest	711	40		21	772
Accumulated depreciation at the beginning of year	(5,875)		(11)	(777)	(6,663)
Disposals	187		82	161	430
Translation differences	(868)		(54)	(52)	(974)
Transfers			(22)	22
Current year depreciation	(2,084)		(173)	(393)	(2,650)
Accumulated depreciation at the end of year	(8,640)		(178)	(1,039)	(9,857)
Net book value at the beginning of year	12,747	501	587	18,699	32,534
Net book value at the end of year	13,585	1,280	626	17,275	32,766

The insured value of the whole vessel fleet as of December 31, 2005 was SEK 21,612 million, to be compared to SEK 16,068 million as of December 31, 2004.

As of December 31, 2005, Construction in progress included five newbuildings. The Company has ordered two Panamax tankers from China for delivery in 2006. Two RoRo vessels have been ordered from a shipyard in Norway for delivery also in 2006. Finally, a drillship is under construction in Korea for delivery at the end of 2007. In total, the contract amount with the shipyards amounts to SEK 5,663 million. Yard payments of SEK 1,221 million, interest expense of SEK 40 million and other capitalized costs of SEK 19 million are included in Construction in progress as of December 31, 2005. The amount of interest capitalized on construction in progress was SEK 15 million, SEK 14 million and SEK 34 million for the years ended December 31, 2003, 2004 and 2005, respectively. Additionally, SEK 1 million was capitalized on real estate newbuildings.

Accumulated depreciation for vessels include revaluations as follows:

MSEK	Write-ups vessels	Write-downs		Total
		vessels	properties
Accumulated depreciation at the beginning of year	15	(39)	(73)	(97)
Translation differences	3			3
Depreciation on write-ups and write-downs from previous years	(3)	5		2
Current year depreciation		(765)	(180)	(945)
Accumulated depreciation at the end of year	15	(799)	(253)	(1,037)

Stena AB (publ) Consolidated Financial Statements

Property is specified as follows:

(SEK in millions)	Real estate	Buildings and land	Total
Acquisition cost at the beginning of year	17,802	1,674	19,476
Adjustment of acquisition value	(524)		(524)
Other additions	1,889	80	1,969
Disposals	(2,919)	(58)	(2,977)
Transfers		(38)	(38)
Translation differences	267	141	408
Acquisition cost at the end of year	16,515	1,799	18,314
Accumulated depreciation at the beginning of year	(475)	(302)	(777)
Disposals	122	39	161
Transfers		22	22
Translation differences	(11)	(41)	(52)
Current year depreciation	(335)	(58)	(393)
Accumulated depreciation at the end of year	(699)	(340)	(1,039)
Net book value at the beginning of year	17,327	1,372	18,699
Net book value at the end of year	15,816	1,459	17,275

Real estate relates to the commercial properties operated by the business area Stena Fastigheter. The total estimated market value for the real estate as of December 31, 2005 exceeds the net book value. Out of the net book value as of December 31, 2005 for real estate, SEK 14,152 million relates to Swedish properties, of which land was SEK 563 million. The tax assessment value for these properties amounted to SEK 13,027 million, out of which land was SEK 4,687 million. Out of the net book value as of December 31, 2004, SEK 15,602 million related to Swedish properties, of which land was SEK 2,164 million. The tax assessment value for these properties last year amounted to SEK 11,685 million, out of which land was SEK 4,166 million.

Buildings and land represent the group’s assets used in its business including office buildings, ferry terminals etc.

Note 12    Investment in VIEs

Since late 2002, the Company has invested in variable interest entities through the US company Canyon Capital. The VIEs have taken up bank loans and invested in various corporate loans and high yield bonds in the US capital market. The bank loans are secured by the purchased securities. As of 2005, Swedish GAAP has changed so that full consolidation of these VIEs has been necessary. The financial statements for 2004 have been restated accordingly. The full consolidation means that total income and cost together with total assets and liabilities are included in the Company’s accounts. The minority share of the results is deducted in the income statement while the minority part of total equity is shown as a liability in the balance sheet. In 2004 the equity method of consolidation was used, whereby the Company’s part of the results of the VIEs was accounted for in the income statement and the net investment as financial fixed assets in the balance sheet. See note 13 and 14.

Investments in a Collateral Debt Obligation ("CDO") and a Collateral Loan Obligation ("CLO") began in December 2002 and August 2003, respectively. The VIEs were in full operation at the end of 2003 and in June 2004, respectively. Another CLO was set up in October 2005, but is not yet in full operation. The minority shares amount to 13.7%, 15.4% and 5%, respectively.

Stena AB (publ) Consolidated Financial Statements

The full consolidation of the VIEs as of December 31, 2005 has had the following impact:

(SEK in millions)
Interest income	396
Interest expense	(199)
Other financial income and expense	(35)
Minority interest	(19)
Net income	143
Investment in VIEs	5,753
Short-term investments	316
Other assets	144
Total assets	6,213
Retained earnings	694
Net income	143
Total stockholders' equity	837
Minority interest	124
Debt in VIEs	4,844
Other debt	408
Total liabilities	5,252
Total stockholders’ equity and liabilities	6,213

Short-term investments refer to cash and cash equivalents in the VIEs. This cash is not available to the Company and is therefore included as restricted cash.

Debt in VIEs refers to bank debt. These loans are secured by the underlying securities without any additional recourse to the Company.

The underlying bank loans and bonds in the VIEs are recorded at market. Together with other strategic investments, unrealized gains and losses are recorded directly to stockholders’ equity. See note 13.

Note 13    Marketable securities

(SEK in millions)	Bonds	Strategic equity shares	Total
Opening balance	893	646	1,539
Valuation at market	12	272	284
Reclassification of investments in VIEs	(448)		(448)
Investment at the beginning of year	457	918	1,375
Additions	578	1,019	1,597
Disposals	(240)	(49)	(289)
Reclassification		(16)	(16)
Revaluation of financial instruments	13	462	475
Translation differences	44	109	153
Investment at the end of year	852	2,443	3,295

As of January 1, 2005, financial instruments are valued at market. In 2005, full consolidation of investments in VIEs has been made, that in 2004 partly were accounted for as marketable securities. See note 1, new accounting principles, and note 12 and 14. The accounts for previous years have been restated.

Shares with a book value of SEK 706 million as of December 31, 2005 have been pledged as security for bank debt. As of December 31, 2004, shares with a book value of SEK 755 million were pledged as security for bank debt.

Stena AB (publ) Consolidated Financial Statements

Reclassification refers to shares in Arlington Tankers, that were included as short-term investments in 2004, and shares in Ballingslöv, that in 2005 have been accounted for as an affiliated company following further purchases of shares.

Strategic equity shares include long-term investments in listed shares as follows:

(SEK in millions)	No. of shares	Book value
Held by parent company
Bioinvent	2,240,000	27
Vitrolife	110,000	3
Total		30
Strategic investments
Gunnebo AB	5,751,320	451
Gunnebo Industrier AB	1,191,327	140
Oriflame	500,000	115
Meda AB	4,545,270	300
Arlington Tankers Ltd	690,421	118
Other investments
Lukoil RUS	131,000	62
Lukoil ADR	1,131,000	527
Neste Oil	343,000	77
Vallourec	27,800	122
Nat Oilwell	170,000	85
Rowan Inc	244,300	69
Schlumberger	90,000	69
Sberbank	4,850	51
HSBC Growth Fund		156
Jardine	470,000	39
Other		32
Total listed shares		2,443

Note 14    Other noncurrent assets

Other Noncurrent Assets

(SEK in millions)	Deferred tax assets	Other receivables	Shares	Deferred costs	Total
At the beginning of year	15	233	709	151	1,108
Reclassification of investments in VIEs			(275)	77	(198)
Investment at the beginning of year	15	233	434	228	910
Additions		39	161	150	350
Disposals	(15)	(30)	(4)		(49)
Revaluation			(5)		(5)
Amortization through the income statement				(57)	(57)
Re-classification	249	(5)		(31)	213
Translation differences		40	14	24	78
At the end of year	249	277	600	314	1,440

In 2004, investments in VIEs were partly accounted for as other noncurrent assets but are now specified separately. See note 1 change of accounting principles and notes 12 and 13. The financial statements for 2004 have been restated accordingly.

Stena AB (publ) Consolidated Financial Statements

Deferred tax assets relate to unutilized tax losses carried forward. Reclassification of deferred tax assets refers to netting against deferred tax liabilities. See note 19.

Other receivables as of December 31, 2005 include a loan to a related party of SEK 10 million.

Shares include investments in non-listed shares and associated companies.

Deferred costs include financing costs for Senior Notes, revolving credit facilities and capitalized lease obligations. All of these costs are amortized over the life of the borrowings.

Shares are specified as follows:

(SEK in millions)		No. of shares	Book value
Held by parent company:
Alligator		1,004,445	21
Alligator, convertibles		708,889	3
Amplus		883,818	100
Prostalund		913,954	34
Ram one		113,292	108
Univits		3,088,670	2
			268
Held by subsidiaries:		% held
Örgryte Bostads AB & Co KB	Sweden		3
Partrederiet SUST I DA	Norway	50%	54
Partrederiet SUST III DA	Norway	50%	62
Ugland Stena Storage A/S (USS)	Norway	50%
Stena Ugland Shuttle Tanker Ltd (SUST)	Cayman Islands	50%
Austen Maritime Services Pte Ltd	Singapore	50%	5
Schiphol Real Estate CV	Holland		173
Chase Private Equity Fund	Cayman Islands		28
RoRo Partners Ltd	Bermuda	49%
Nordic Rio LLC	Marshall Islands	50%	7
Other shares
Total non listed shares			600

Companies held between 20% and 50% are accounted for as other associated companies. The share of these companies’ results is included in direct operating expenses. See note 5.

Stena AB (publ) Consolidated Financial Statements

Note 15    Short-term receivables

	As of December 31,
(SEK in millions)	2004	2005
Trade debtors	953	2,092
Related parties (Note 29)	260	270
Other receivables	504	886
Total	764	1,156
Prepaid expenses	317	497
Accrued income	549	393
Total	866	890
Total short-term receivables	2,583	4,138

The total allowance for doubtful trade receivables was SEK 26 million as of December 31, 2004 and SEK 52 million as of December 31, 2005.

Note 16    Short-term Investments

	As of December 31,
(SEK in millions)	2004	2005
Marketable debt and equity securities	1,008	1,856
Restricted cash	325	357
Total	1,333	2,213

Starting in 2005, marketable debt and equity securities are valued at market. See note 1 new accounting principles. The accounts for 2004 have been restated accordingly, thereby increasing the book value of marketable debt and equity securities by SEK 89 million. Certain marketable debt and equity securities amounting to SEK 819 million as of December 31, 2004 and SEK 1,179 million as of December 31, 2005 have been pledged as security for bank debt. See Note 25.

Restricted cash as of December 31, 2005 includes SEK 315 million of cash and cash equivalents in the VIEs, which is not available to the Company. As of December 31, 2004 such restricted cas amounted to SEK 249 million. Other restricted cash represents bank accounts that have been pledged to cover various long-term liabilities and commitments of the Company.

Note 17    Cash and Cash Equivalents

	As of December 31,
(SEK in millions)	2004	2005
Cash	589	877
Short term deposits	1,791	2,867
Total	2,380	3,744

Short-term deposits are defined as bank deposits that have original maturities of up to three months.

Note 18    Stockholders' Equity

The authorized share capital of Stena AB consists of 200,000 ordinary shares with a par value of SEK 100 of which 50,000 shares have been issued and fully paid.

The changes in stockholders' equity for the period December 31, 2002 to December 31, 2005 are as follows:

Stena AB (publ) Consolidated Financial Statements

(SEK in millions)	Capital stock	Restricted reserves	Unrestricted reserves	Net income	Total
Balance as of December 31, 2002	5	626	9,927	1,031	11,589
Change of accounting principles for financial instruments				34	34
Opening balance as of January 1, 2003	5	626	9,927	1,065	11,623
Allocation of last year’s result			1,065	(1,065)
Dividend paid			(60)		(60)
Transfer to charitable trust			(5)		(5)
Revaluation of financial instruments			500		500
Transfers between reserves		(11)	11
Exchange differences		(32)	(541)		(573)
Net income				510	510
Balance as of December 31, 2003	5	583	10,897	510	11,995
Allocation of last year’s result			510	(510)
Change of accounting principles in 2004			(257)		(257)
Dividend paid			(70)		(70)
Transfer to charitable trust			(10)		(10)
Revaluation of financial instruments			(387)		(387)
Transfers between reserves		201	(201)
Exchange differences		(21)	(190)		(211)
Net income				2,359	2,359
Balance as of December 31, 2004	5	763	10,292	2,359	13,419
Allocation of last year’s result			2,359	(2,359)
Dividend paid			(195)		(195)
Transfer to charitable trust			(30)		(30)
Change of accounting principles for pensions			(1,075)		(1,075)
Revaluation of financial instruments			303		303
Transfers between reserves		96	(96)
Exchange differences		67	375		442
Net income				2,268	2,268
Balance as of December 31, 2005	5	926	11,933	2,268	15,132

Restricted reserves include the equity part of untaxed reserves (net of applicable deferred taxes) and legal reserves.

Change of accounting principles in 2005 refers to valuation of financial instruments at market, full consolidation of investments in VIEs and accounting for certain pension liabilities, see note 1. Revaluation of financial instruments at market have been made as of December 31, 2002 after which the financial statements of 2003 and 2004 have been restated. Accounting for pension liabilities have been made as of October 1, 2005. See note 19. Change of accounting principles in 2004 refers to pension accounting and equity accounting of VIEs.

The board of directors of the Company has proposed that the stockholders approve at the forth-coming stockholders’ meeting in 2006 a dividend of SEK 215 million and a transfer of SEK 25 million to the Sten A. Olsson Foundation for Culture and Science, established in October 1996 to make contributions to art and science projects. Since 1996, the Stena Sphere has contributed SEK 160 million to the foundation and further support to this charitable trust is anticipated when needed.

Stena AB (publ) Consolidated Financial Statements

The exchange differences relate to the impact of fluctuations of foreign currencies, in particular EUR, GBP and USD. See note 1. As of December 31, 2005, accumulated exchange differences since January 1, 2002 amount to SEK (842) million. As of December 31, 2004, accumulated exchange differences since January 1, 2002 amounted to SEK (1,284) million.

Stena AB (publ) Consolidated Financial Statements

Note 19    Provisions

(SEK in millions)	Deferred income taxes	Provisions for pensions	Other provisions	Total
Opening balance	2,097	399		2,496
Change of accounting principles for financial instruments	82			82
Opening balance as of January 1, 2005	2,179	399		2,578
Change of accounting principles for pensions	(461)	1,536		1,075
Provisions in companies acquired			46	46
Adjustment of acquisition value	(524)			(524)
Reclassification	249			249
Payment of pension fees and benefit paid		(136)		(136)
Other provisions		(14)		(14)
Changes in noncurrent assets		23		23
Transfers through income statement	85	50		135
Exchange differences	(11)	24		13
Closing balance	1,517	1,882	46	3,445

Provisions for pensions have increased in connection with a change in accounting principles related to a pension scheme in the United Kingdom. See note 1and below. Deferred taxes related to this as well as to the introduction of new accounting principles for financial instruments have adjusted the opening balance for deferred taxes while changes in the year are included in the income statement. Other provisions relate to companies acquired by Stena Adactum.

The net deferred tax liability of the Company consists of the following:

	As of December 31,
(SEK in millions)	2004	2005
Deferred tax liabilities:
Tangible fixed assets	2,632	2,092
Financial fixed assets	68	206
Provisions	78
Other	114	91
Total deferred tax liabilities	2,892	2,389
Deferred tax assets:
Tangible fixed assets	90	136
Tax loss carryforwards	1,647	1,182
Financial fixed assets	144	77
Provisions	164	306
Less deferred tax assets not recognized	(1,317)	(580)
Total deferred tax assets recognized	728	1,121
Net deferred tax liability	2,164	1,268
Out of which:
Deferred tax assets (note 14)	15	249
Deferred tax liabilities	2,179	1,517

Deferred taxes have been calculated net on a country basis. Net deferred tax assets are shown as Other noncurrent assets. Deferred taxes have not been provided on the undistributed earnings of subsidiaries because such earnings are not taxed or expected to be remitted in the foreseeable future.

Stena AB (publ) Consolidated Financial Statements

The Company's tax loss carryforwards are as follows:

	As of December 31,
(SEK in millions)	2004	2005
Sweden	1,655	1,989
Rest of the world	3,967	2,707
Total	5,622	4,696

Most tax loss carryforwards can be carried forward indefinitely. Tax loss carryforwards of SEK 354 million expire between 2006 and 2011.

Provisions for pensions and other provisions

Post-employment benefits, such as pensions, healthcare and other benefits are mainly settled by means of regular payments to independent authorities or bodies that assume pension obligations and administer pensions through defined contribution plans. The remaining post-employment benefits are defined benefit plans; that is, the obligations remain within the Company. Costs and obligations at the end of a period for defined benefit plans are calculated based on actuarial assumptions and measured on a discounted basis. Defined benefits plans relate mainly to subsidiaries in the UK operations. Other large-scale defined benefit plans apply for salaried employees in Sweden (mainly through the Swedish PRI pension plan) and employees in The Netherlands.

Provisions for pensions have increased in connection with a change in accounting principles related to pensions in the United Kingdom. In 2004, these funds were reported as contingent liabilities. See note 1 new accounting principles.

The following tables disclose information about defined benefit plans. The information refers to assumptions applied for actuarial calculations, periodical costs and the value of obligations and plan assets at year-end. The tables also include a reconciliation of obligations and plan assets during the year and the difference between fair values and carrying amounts reported on the balance sheet date.

Assumptions applied for actuarial calculations %	Sweden		Great Britain		Other Europe
	2004	2005	2004	2005	2004	2005
Discount rate	5.00	3.50	4.75	5.00	5.25	4.25
Expected return on plan assets	—	—	4.25	7.50	7.10	4.50
Expected salary increases	3.00	3.25	3.50	3.75	3.75	3.85

Pension costs (SEK in millions)	Total
Current service costs	53
Interest costs	149
Expected return on plan assets	(154)
Actuarial gains and losses	2
Pension costs for defined benefit plans	50
Pension costs for defined contribution plans	231
Total pension costs	281

Stena AB (publ) Consolidated Financial Statements

Provision for pensions, net (SEK in millions)	Sweden	Great Britain	Other Europe	Total
Closing balance, December 31, 2004	104	295	(12)	387
Change of accounting principles	(1)	1,536	1	1,536
Opening balance, October 1, 2005	103	1,831	(11)	1,923
Current service costs	5	41	7	53
Interest costs	9	135	5	149
Expected return on plan assets	(5)	(144)	(5)	(154)
Actuarial gains and losses	1	1		2
Exchange differences		23	1	24
Payment of pension fees from the company	(7)	(90)	(6)	(103)
Benefit paid	(3)	(29)	(1)	(33)
Other provisions	(13)	(1)		(14)
Provisions for pensions, net, December 31, 2005	90	1,767	(10)	1,847
Obligations in defined benefit plans	126	9,125	135	9,386
Fair value of plan assets	(36)	(7,729)	(135)	(7,900)
Net obligation before adjustments	90	1,396		1,486
Unrecognized (gains) and losses		371	(10)	361
Provision for pensions, net, December 31, 2005	90	1,767	(10)	1,847
whereof reported as
Other non-current assets	(25)		(10)	(35)
Provision for pensions	115	1,767		1,882

Plan assets consist of equities (54%), bonds (38%) and other assets (8%).

Note 20    Bank debt

(SEK in millions)	2004 Total	2005 Current	2005 Noncurrent	2005 Total
Property loans	11,749	138	11,073	11,211
Other loans	1,301	267	1,381	1,648
Revolving credit facilities	4,143		6,753	6,753
Other utilized bank credit lines	446	429	566	995
	17,639	834	19,773	20,607

Repayment of bank debt:

(SEK in millions)	Property loans	Other loans	Total
2006	138	696	834
2007	144	269	413
2008	399	484	883
2009	160	109	269
2010	477	108	585
2011 and thereafter	9,677	7,111	16,788
Not specified	216	619	835
Total	11,211	9,396	20,607

Property loans consist principally of bank mortgage loans on real estate, buildings and land in the Company's real estate business segment. These loans are denominated in SEK and EUR and with

Stena AB (publ) Consolidated Financial Statements

maturities through 2011 and beyond. Other loans consist of long-term bank loans used to finance the acquisition of vessels and other assets. They are denominated in USD, GBP, EUR and SEK and with maturities through 2011 and beyond.

Since December 2004, the Company has a revolving credit facility of $1 billion. The facility was renegociated in January 2006 and extended to January 2013. Obligations under the facility are secured mainly by mortgages on certain vessels and rigs. Borrowings under the facility bear interest at a rate based on LIBOR plus an applicable margin based on the utilization of the facility. The facility imposes certain covenants regarding levels of working capital, cash and cash equivalents and interest coverage ratio. As of December 31, 2005, the utilized portion of the facility was $859 million, of which $849 million was actually drawn and $10 million used for issuing of bank guarantees. As of December 31, 2004, the utilized portion of the facility was $638 million, of which $627 million was actually drawn and $11 million used for issuing of bank guarantees. As of December 31, 2005 the Company had SEK 700 million in other unutilized, mainly uncommitted overdraft facilities and other similar lines of credit, as compared to SEK 859 million as of December 31, 2004.

"Not specified" includes borrowings and utilized credit lines for properties and vessels that have formal repayment dates in 2006. These loans have been classified as long-term because it is the intention of the Company to refinance these loans on a long-term basis.

Regarding pledged assets, see note 25.

Note 21    Senior notes

Since 1995, the Company is partly financed by Senior Notes issued in the US. The notes issued in 1995 and 1997 were redeemed in 2003. In November 2002, the Company issued $200 million of notes at an interest rate of 9.625% with maturity on December 1, 2012. As of December 31, 2005, the Company had repurchased approximately $17.7 million aggregate principal amount of these notes, of which $5.6 million as purchased in 2005. In December 2003, the Company issued $175 million of notes at an interest rate of 7.5% with maturity on November 1, 2013. In November 2004, the Company issued $250 million of notes at an interest rate of 7.0% with maturity on December 1, 2016. As of December 31, 2005, total Senior Notes amounted to $607 million. As of December 31, 2004, total Senior Notes amounted to $613 million.

The Senior Notes are unsecured obligations of Stena AB and rank pari passu in right of payment with the Company's other unsubordinated indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes indentures contain certain covenants with respect to, among others, the following matters: (i) limitations on consolidated and subsidiary debt and preferred stock; (ii) limitations on restricted payments and investments; (iii) limitations on restrictions concerning transfers and distributions by subsidiaries, limitations on certain asset distributions and other items.

Note 22    Leases

Company as lessee:

The operating lease obligations include chartering of crude oil tankers on a timecharter basis, chartering of ferries principally on a bareboat basis, as well as obligations related to rentals of properties and ports.

Rental expense for operating leases were as follows:

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Rental expense	1,358	1,807	2,619

Two RoPax vessels and two tankers are leased under capital leases. The gross amount of vessels under capital leases as of December 31, 2004 and 2005 amounted to SEK 1,680 million and SEK

Stena AB (publ) Consolidated Financial Statements

1,832 million, respectively. The net book value related to these capital leases amounted to SEK 1 508 million as of December 31, 2004 and SEK 1,550 million as of December 31, 2005.

As of December 31, 2005 the future minimum lease commitments under noncancellable operating leases and capital leases were as follows:

(SEK in millions)	Operating leases	Capital leases
2006	2,765	40
2007	1,897	40
2008	1,243	41
2009	753	41
2010	542	42
2011 and thereafter	1,566	1,161
Total minimum lease commitments	8,766	1,365

Company as lessor:

The Company leases properties and certain vessels to third parties under operating leases. The cost, accumulated depreciation and net book value of these assets held for lease as of December 31, 2005 was as follows:

(SEK in millions)	Cost	Accumulated depreciation	Net book value
Vessels	12,979	4,876	8,103
Real estate	17,044	699	16,345
Total	30,023	5,575	24,448

As of December 31, 2005 the future minimum rentals to be received under noncancellable operating leases were as follows:

(SEK in millions)	Vessels	Real estate	Total
2006	3,323	837	4,160
2007	1,922	527	2,449
2008	1,418	362	1,780
2009	1,418	212	1,630
2010	291	138	429
2011 and thereafter	892	119	1,011
Total minimum lease rentals	9,264	2,195	11,459

The amounts in the table above exclude amounts from the Company's portfolio of residential rental properties since those lease agreements are generally cancellable within three months.

Note 23    Other noncurrent liabilities

	As of December 31,
(SEK in millions)	2004	2005
Prepaid income	56	52
Other liabilities	87	234
Total	143	286

Prepaid income as of December 31, 2005 includes SEK 41 million relating to the net proceeds of a financial charter agreement entered into in 1997/1998 and which is amortized over the remaining charter period. As of December 31, 2004, these net proceeds amounted to SEK 44 million.

Stena AB (publ) Consolidated Financial Statements

Repayment of noncurrent liabilities is required according to the following schedule:

(SEK in millions)	1-3 years	3-5 years	More than 5 years	Total
Prepaid income	16	11	25	52
Other liabilities	170	19	45	234
Total	186	30	70	286

Note 24    Accrued costs and prepaid income

	As of December 31,
(SEK in millions)	2004	2005
Accrued costs	1,703	2,188
Prepaid income	301	360
Total	2,004	2,548

Note 25    Pledged Assets, Commitments and Contingent Liabilities

Pledged assets

The following assets have been pledged as securities for bank debt:

	As of December 31,
(SEK in millions)	2004	2005
Mortgages on vessels	13,648	14,472
Mortgages on properties	13,689	13,535
Chattel mortgages	10	412
Investment in affiliated companies	122	302
Marketable securities	755	706
Short term investments	819	1,179
Reservation of title		52
Total assets pledged for normal bank debt	29,043	30,658
Investment in VIEs	4,440	5,753
Total assets pledged for bank debt	33,483	36,411
Normal bank debt and capitalized lease obligations	18,936	21,972
Debt in VIEs	3,925	4,844
Total bank debt and capitalized lease obligations	22,861	26,816

In addition, certain insurance policies have also been pledged to cover various liabilities and commitments.

Commitments

Future minimum lease commitments relating to operating leases of vessels, ports etc amount to SEK 2,765 million for 2006 and SEK 6,001million from 2007. See note 22.

As of December 31, 2005, a total of five vessels are included as newbuildings under Construction in progress. See note 11. The total contract amount for these vessels amounts to SEK 5,663 million. Yard payments of SEK 1,221 million have been made in respect of these contracts.

Stena AB (publ) Consolidated Financial Statements

Contingent liabilities

	As of December 31,
(SEK in millions)	2004	2005
Guarantees	2,559	2,074
Pension liabilities	1,166
Other contingent liabilities	179	159
Total	3,904	2,233

Guarantees mainly refer to newbuilding projects and capital leases.

Certain pension liabilities for employees on board vessels in UK ferry operations were accounted for as contingent liabilities in 2004. New information was released for these defined benefit plans in 2005. As of October 1, 2005, these liabilities have therefore been recorded as pension liabilities in the balance sheet. See note 1, new accounting principles.

Note 26    Consolidated statements of cash flows

Purchase of subsidiaries

	As of December 31,
(SEK in millions)	2004	2005
Assets and liabilities acquired:
Intangible assets	121	390
Tangible fixed assets	11,226	9
Financial fixed assets	10	5
Inventories	75	49
Current receivables	345	344
Cash and cash equivalents	18	59
Total assets	11,795	856
Provisions	1,564	5
Long-term debt	58	3
Current liabilities	6,774	260
Total provisions and liabilities	8,396	268
Minority interest	25	1
Total consideration	3,374	587
Less: Provision	(26)	(10)
Purchase price paid	3,348	577
Less: Cash acquired	(18)	(59)
Reduction of cash and cash equivalents	3,330	518

In 2004, companies were acquired and subsequently sold at a value of SEK 587 million. This has not affected the balance sheet and is therefore not included above.

Cash payments

	Year ended December 31,
(SEK in millions)	2003	2004	2005
Interest	840	1,053	1,430

Stena AB (publ) Consolidated Financial Statements

Note 27    Financial Instruments and Risk Management

The Company has operations and assets in a number of countries in and outside of Europe. Consequently, the Company's profits and revenues are affected, when measured in SEK, by fluctuations in currency exchange rates, primarily relative to the US dollar, the Euro and the British pound sterling. When the SEK appreciates against other currencies, the Company's profit from foreign operations, reported in SEK, may decrease. Likewise, when the SEK declines against other currencies, the Company's profit from foreign operations reported in SEK may increase. The Company also has exposure to market risks from changes in interest rates. Certain financial instruments are used by the Company to manage these foreign currency and interest rate risks as summarized below. The Company also maintains trading positions in a variety of financial instruments unrelated to its risk management activities which are also discussed below.

Notional Amounts and Credit Exposure

The notional amounts of derivative financial instruments presented in this Note represent face or contractual amounts and are therefore not a measure of the exposure of the Company through its use of such financial instruments. The actual amounts exchanged are calculated on the basis of the notional amounts and the other terms of the financial instruments which relate to interest rates, exchange rates, oil prices, security prices, or financial and other indexes.

The Company is exposed to credit related losses in the event that counterparties to the derivative financial instruments do not perform according to the terms of the contract. In the opinion of management, the counterparties to the financial instruments are creditworthy financial institutions and other parties and the Company does not expect any significant loss to result from nonperformance. The Company, in the normal course of business, does not demand collateral. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting arrangements.

Interest Rate Risk Management

The Group uses various financial instruments to manage its interest rate risk as summarized in the table below:

	As of December 31,
(SEK in millions)	2004 Notional Amount	2004 Credit Exposure	2005 Notional Amount	2005 Credit Exposure
Interest rate swaps	4,548	—	6,412	58
Interest rate options	2,684	2	1,541	5
Total	7,232	2	7,953	63

The extent of the utilization of interest rate products is determined by reference to the Company's net exposure of its debt subject to interest rate risk and management's views regarding future interest rates. The Company uses interest rate instruments in order to achieve a desired interest rate and risk profile on a portfolio of debt. The interest rate contracts as of December 31, 2005 are part of an interest rate hedge strategy whereby the Company hedges the loan portfolio related to its assets. These contracts run on a consecutive basis to hedge the loan portfolio for a period of between 1 and 5 years. The amount of the loan portfolio hedged was SEK 12,183 million as of December 31, 2005. The borrowings in this debt portfolio are denominated primarily in USD, EUR and SEK and have maturity dates ranging from 2006 to 2011 and onwards. As of December 31, 2005, the interest rates ranged from 2.00% to 9.63%.

Interest rate swap agreements allow the Company to synthetically adjust floating rate receivables or borrowings into fixed rates or vice versa. Under the interest rate swaps, an agreement is made with

Stena AB (publ) Consolidated Financial Statements

a counterparty to exchange, at specified intervals, the difference between fixed rate and floating rate interest, (such as the London, Stockholm or Amsterdam Inter-bank Offered Rate or LIBOR, STIBOR and AIBOR respectively), calculated by reference to an agreed notional principal amount.

The Company uses interest rate swaps in order to achieve a desired interest rate on a portfolio of debt. The contractual terms of the interest rate swaps are determined by the management based upon assessment of several factors such as the prediction of future interest rates, the maturity and currency of the underlying debt portfolio, the cost of the interest rate swap and other factors.

The Company also uses interest rate options to reduce the impact of changes in interest rates on its net interest rate exposure. Interest rate futures are commitments to either purchase or sell designated financial instruments at a future date for a specified price and may be settled in cash or through delivery. Interest rate options grant the purchaser, for a premium payment, the right to either purchase from or sell to the writer a financial instrument under agreed terms. The writer of the option receives a premium for bearing the risk of adverse interest rate movements. Interest rate options are used when the rates available to the Company under swap agreements are too high relative to management's views of the level of future interest rates.

The Company has used interest rates swaps and interest rate options to hedge a portion of interest rate risk on debt financing real estate properties and vessels. The following tables summarize the Company's interest rate swaps and options:

Interest rate swaps

As of December 31, 2004:	Notional amount SEK in millions	Currency	Receive rate/Strike rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	4.6	June 2006
	418	EUR	6 month EURIBOR	6 month EURIBOR+168 bp	August 2005-September 2009
	102	EUR	5.52	6 month EURIBOR+1.19 bp	December 2012
	573	GBP	3 month LIBOR	5.5 first 7 years	January 2028
	441	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
	661	USD	3 month LIBOR	2.83 - KO 6.5	June 2008
	992	USD	3 month LIBOR	3.005 -3.09 Knock Out at 6.5	September 2008
	661	USD	9.63	3 month LIBOR+4.9925%	December 2012
Total	4,548

As of December 31, 2005:	Notional amount SEK in millions	Currency	Receive rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	4.6	June 2006
	371	EUR	6 month EURIBOR	6 month EURIBOR+168 bp	August 2005-September 2009
	106	EUR	5.52	6 month EURIBOR+1.19 bp	December 2012
	604	GBP	3 month LIBOR	5.5 first 7 years	January 2028
	448	GBP	3 month LIBOR	3 month LIBOR 1)	May 2028
	795	USD	3 month LIBOR	2.83 - KO 6.5	June 2008
	1,193	USD	3 month LIBOR	3.005 -3.09 Knock Out at 6.5	September 2008
	795	USD	9.63	3 month LIBOR+4.9925%	December 2012
	200	SEK	1.72	3.25	November 2010
	1,200	SEK	1.70-1.72	3.23-3.63	November 2015
Total	6,412

1)	Swap to convert cashflows of the underlying lease obligations to an annuity profile.

Stena AB (publ) Consolidated Financial Statements

Interest rate options

As of December 31, 2004:	Notional amount SEK in millions	Currency	Receive rate	Pay rate %	Maturity
	1,800	SEK	3 month STIBOR	5.60-5.75	October 2005-June 2006
	135	EUR	6 month EURIBOR	5.75	September 2005
	342	EUR	6 month EURIBOR	5.5	September 2008
	90	EUR	3.25	6 month EURIBOR	December 2009
	317	USD	3 month LIBOR	payrate 5.0	February 2005-June 2005
Total	2,684

As of December 31, 2005:	Notional amount SEK in millions	Currency	Receive rate	Pay rate Strike rate %	Maturity
	700	SEK	3 month STIBOR	5.60	June 2006
	94	EUR	6 month EURIBOR	3.25	March 2010
	371	EUR	6 month EURIBOR	5.5	September 2008
	376	EUR	3.25	6 month EURIBOR	January-October 2010
Total	1,541

The following tables are a summary by major currency of the portfolio of debt in respect of which the Company utilizes interest rate swaps and options:

As of December 31, 2004:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	2,519	September 2005-October 2005	2.46-6.39
	EUR	1,415	September 2005 - May 2028	2.15-5.52
	USD	5,357	January 2005 - December 2012	3.14-9.63
	GBP	575	January 2028	6.29
Total		9,866

As of December 31, 2005:	Currency	Amount (SEK in millions)	Maturity	Interest rates %
	SEK	1,402	January 2006 - June 2006	2.00-4.325
	EUR	1,907	January 2006 - May 2028	1.45-2.84
	USD	8,271	January 2005 - December 2012	4.89-9.63
	GBP	604	January 2028	6.04
Total		12,184

In addition to interest instruments as above, the VIEs investing in different securities, see note 12, have also entered into certain hedging instruments. To reduce the potential negative effects from changes in the USD interest rate level on the value of the underlying bond portfolios, interest rate swaps have been entered into at a volume equal to the underlying fixed rate bonds.

Stena AB (publ) Consolidated Financial Statements

The following table summarizes interest rate swaps entered into for this purpose:

As of December 31, 2005:	Currency	Amount (SEK in millions)	Receive rate	Pay rate %	Maturity
swap	USD	1,455	6m Libor	4.85	May 2010
swap	USD	318	3m Libor	5.03	October 2015

The same contracts were also outstanding as of December 31, 2004.

Foreign Currency Risk Management

The Company is exposed to the risk of fluctuations in foreign currency exchange rates due to the international nature and scope of its operations. A substantial portion of the Company's revenues and expenses are denominated in US dollars. The Company's foreign currency risk arises from:

•	fluctuations in exchange rates on the value of the Company's sales and purchases in foreign currencies (transaction exposure)

•	certain financial assets and liabilities when converting such balances to each company’s functional currency (translation exposure)

•	the Company's investment in foreign subsidiaries' net assets (equity exposure)

The Company's policy is to hedge a substantial part of its transaction exposure from future cash flows from firm commitments such as charter vessel contracts as well as anticipated bunker fuel payment obligations. All realized and unrealized gains and losses of hedges of transaction exposures are deferred and recognized in the period the hedged cash flows are received. Management also regularly reviews the Company's assets and liabilities which are denominated in foreign currencies and determines the net amount that is subject to risk of adverse foreign currency fluctuations. The Company's policy is to hedge its translation risk on its net exposures, using foreign exchange contracts.

The Company primarily uses forward exchange contracts and, to a lesser extent, purchased currency options and currency swaps to manage its foreign currency risk.

The following table presents the notional amounts and credit exposure of financial instruments used for foreign currency risk management as of December 31 each year:

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
Foreign exchange forward contracts	6,734	—	8,896	59
Foreign exchange options	1,436	96	2,094	86

The following table summarizes by major currency the contractual net amounts of the Company's forward exchange and option contracts in Swedish kronor. Foreign currency amounts are translated at rates current at the reporting date. The 'buy' amounts represent Swedish kronor equivalent of commitments or options to purchase foreign currencies, and the 'sell' amounts represent the Swedish kronor equivalent of commitments or options to sell foreign currencies. The forward exchange contracts and currency swaps described in the table below are used by the Company (i) to manage its foreign currency transaction and translation risk with respect to future cash flows from firm charter vessel contracts and anticipated payments for bunker fuels and (ii) to manage its translation risk from net financial assets and liabilities in foreign currencies. The cash flows from the charter vessel contracts are denominated primarily in USD, EUR and GBP whereas payments for bunker fuels are denominated in USD. The Company’s borrowings are primarily funded in USD but hedged to the desired effective borrowing currency.

Stena AB (publ) Consolidated Financial Statements

(SEK in millions)	2004 Buy	2004 Sell	2005 Buy	2005 Sell
USD	1,907	—	—	1,416
NOK	424	282	512	480
SEK	—	3,052	—	1,919
DKK	—	378	—	384
EUR	2,956	723	4,767	564
GBP	54	906	469	934
JPY	—	—	—	27
OTH	—	—	119	143
Total	5,341	5,341	5,867	5,867

Fuel Risk Management

The Company seeks to reduce its risk from changes in the price of bunker fuel, primarily related to the Ferry operations, through a combination of swaps and options. The vessels of the ferry division have an annual consumption of bunker of 350,000 tons of fueloil and 225,000 tons of gasoil. These amounts summarizes to an annual volume of about 4 millions barrels. A substantial part of this is hedged on a consecutive basis. All contracts are settled monthly with volume corresponding to the underlying consumption. The following table presents the notional amounts and credit exposure of financial instruments used for fuel risk management as of December 31 each year.

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
Bunker fuel swaps	3,857	684	1,604	1,822
Bunker fuel options	39	62	389	—

Freight rate management

The Company seeks to reduce its risk from changes in the price of tanker freight rates through the use of Freight Forward Agreements. The Company enters into hedge contracts for a portion of the expected freight volume for a period of up to 12 months. The following table presents the notional amounts and credit exposure of financial instruments used for freight rate management as of December 31 each year:

(SEK in millions)	2004 Notional amount	2004 Credit exposure	2005 Notional amount	2005 Credit Exposure
OTC traded swaps	33	2	10	—

Trading Activities

The Company also buys and sells certain types of derivative financial instruments with the objective of generating profits based on short-term differences in price. Such financial instruments that are not used in the Company's program of interest rate and foreign currency risk management are referred to as 'trading' for purposes of this disclosure. All trading instruments are subject to the market risk; that future changes in market conditions may reduce the value of an investment. The Company is a party to a variety of interest rate and foreign currency contracts in its trading activities. A summary of the results of the Company's trading activities on derivative financial instruments is shown below.

Stena AB (publ) Consolidated Financial Statements

(SEK in millions)	2004 Net gains (losses)	2004 Notional amount	2005 Net gains (losses)	2005 Notional amount
Forward exchange contracts	(1)	—	1	169
Currency options written	9	—	19	159
Currency options bought	—	33	(5)	80
Interest swaps	—	—	7	249
Total currency trading	8	33	22	657

Quoted market prices are used as the fair values of financial instruments used or held for trading purposes. If quoted market prices are not available, fair values are estimated on the basis of dealer quotes, pricing models or quoted prices for financial instruments with similar characteristics.

Concentrations of Credit Risk

Credit risk represents the accounting loss that would be recognized at each reporting date if counterparties to contracts failed to perform as agreed. Concentrations of credit risk, whether on or off balance sheet, arise from financial instruments for groups of customers or counterparties when they have similar characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions or other conditions. The Company does not have a significant exposure to any individual customer or counterparty or significant concentrations of credit risk except in the case of positive value relating to the commodity contracts. In these cases the counterparty risk is reduced by received cash collaterals.

Fair value of Financial Instruments

FASB Statement No. 107, 'Disclosures about Fair Value of Financial Instruments,' requires the disclosure of estimated fair values for all financial instruments, both on- and off-balance sheet, for which it is practicable to estimate fair value. The Company has used a variety of methods and assumptions, which were based on market conditions and risks existing at the time, to estimate the fair value of the Company's financial instruments as of December 31, 2004 and 2005. For certain instruments, including cash and cash equivalents, accounts payable and accruals, and short term debt, it was assumed that the carrying amount approximated fair value due to the short maturity of those instruments. Quoted market prices or dealer quotes for the same or similar financial instruments were used to estimate the fair value for marketable securities, long-term investments and long term debt. Other techniques, such as estimated discounted cash flows or replacement cost have been used to determine fair value for the remaining financial instruments. The estimated fair value of the Company's off-balance sheet financial instruments are primarily based on settlement values. These values represent the estimated amount that would be received or paid in the event of termination of the contract taking into consideration the current interest rates, the credit worthiness of the counterparties, and current foreign currency exchange rates.

(SEK in millions)	2004 Carrying value	2004 Fair value	2005 Carrying value	2005 Fair value
Liabilities
Senior Notes	4,088	4,254	4,821	4,776
Derivative financial instruments Held for trading purposes	—	—	—	(2)
Held for purposes other than trading:
Interest rate risk management:	(40)	(40)	63	63
Foreign currency risk management:	19	19	145	145
Bunker risk management:	—	746	—	1,822

Stena AB (publ) Consolidated Financial Statements

Note 28    Personnel

The following table presents the average number of employees of the Company.

	2004 Total	No. of females	2005 Total	No. of females
Parent Company:
Board, CEO, Executive vice president	3		3
Other employees	10	3	10	3
Subsidiaries in Sweden	3,429	1,366	3,788	1,602
Total Sweden	3,442	1,369	3,801	1,605
Subsidiaries outside of Sweden:
Great Britain	1,621	491	1,612	459
The Netherlands	728	137	743	131
Denmark	188	122	170	109
Ireland	100	33	95	36
Norway	73	39	90	49
Poland	46	31	47	32
Switzerland	5	1	4	1
Spain			71	16
Russia	2		4	1
China			20	2
Singapore			6	1
Korea			13	1
United States	22	5	23	6
India	35	12	70	36
Other	4		16	3
Shipborne employees	879	5	893	6
Total outside of Sweden	3,703	876	3,877	889
Total group	7,145	2,245	7,678	2,494

Shipborne employees refers to drilling and shipping activities, which are performed world wide. For Ferry operations (Stena Line), such persons have been allocated by country. The total number of shipborne employees in Stena Line in 2005 was 3,508 as compared to 3,528 in 2004.

Stena AB (publ) Consolidated Financial Statements

The following tables present the wages, salaries and other remuneration of the employees of the Company.

	2004			2005
(SEK in millions)	Board and CEO	Other Employees	Total	Board and CEO	Other employees	Total
Parent Company	6	11	17	7	18	25
Subsidiaries in Sweden	33	886	919	30	1,014	1,044
Total Sweden	39	897	936	37	1,032	1,069
Subsidiaries outside of Sweden:
Great Britain	18	522	540	19	558	577
The Netherlands	5	243	248	8	254	262
Denmark	1	66	67	2	68	70
Ireland		34	34		34	34
Norway		28	28	1	40	41
Poland	1	6	7		6	6
Switzerland	4	6	10	9	2	11
Spain				1	21	22
Russia		3	3		5	5
China					5	5
Singapore				1	1	2
Korea					3	3
United States	3	27	30	3	24	27
India		1	1		3	3
Other		4	4		11	11
Shipborne employees		376	376		461	461
Total outside of Sweden	32	1,316	1,348	44	1,496	1,540
Total group	71	2,213	2,284	81	2,528	2,609

Total personnel costs	2004			2005
(SEK in millions)	Parent company	Subsidiaries	Total	Parent company	Subsidiaries	Total
Wages, salaries and other remuneration	17	2,267	2,284	24	2,584	2,608
Pension costs	5	298	303	12	269	281
Other social charges	7	297	304	10	371	381
Total	29	2,862	2,891	46	3,224	3,270

For Swedish-flagged vessels employed in international shipping activities, the Company has received a subsidy equal to all social security costs and income taxes payable by the employers on behalf of employees working on board such vessels. The amount of this subsidy in 2005 was SEK 424 million, out of which SEK 402 million relates to ferry operations. In 2004, the amount of the subsidy was SEK 420 million, out of which SEK 406 million relates to ferry operations. The amounts received have reduced personnel costs.

Remuneration of Chief Executives

Salaries of SEK 10 million were paid to the Chief Executive Officer and the Executive Vice President in 2005 and SEK 9 million in 2004. The corresponding pension charges amounted to SEK 5 million in 2005 and SEK 3 million in 2004. The Chief Executive Officer and the Executive Vice

Stena AB (publ) Consolidated Financial Statements

President have retirement conditions allowing retirement from 60 years of age with a salary of 65% of the salary then in effect. The period of notice of termination for the Company is 12 and 24 months, respectively. Severance pay amounts to a maximum of 24 months salary. The board members of Stena AB were paid SEK 0.158 million in 2005, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President. In 2004, the board members of Stena AB were paid SEK 0.150 million, out of which SEK 0.030 million was paid to the Chairman of the board and SEK 0.015 million was paid to each of the Chief Executive Officer and the Executive Vice President.

Note 29	Related Party Transactions

The Company has entered into certain transactions with other companies in the Stena Sphere, which includes the companies wholly owned by the Sten Allan Olsson family in Sweden, Stena Sessan AB ("Sessan") and Stena Metall AB ("Stena Metall") and their subsidiaries. Another significant company within the Stena Sphere is Concordia Maritime AB ("Concordia") which is 52% owned by Sessan. Shares in Concordia are listed on the Stockholm Stock Exchange. The significant transactions between the Company and its affiliates are described below.

Concordia

Concordia and the Company, through Stena Bulk AB ("Stena Bulk"), a wholly owned subsidiary of the Company, are parties to an allocation agreement (the "Allocation Agreement") pursuant to which Concordia may elect to participate 100%, 50% or 0% in business opportunities identified by Stena Bulk relating to the chartering of crude oil tankers. No 50% agreements were made in 2004 or 2005. The net outcome of the agreement including results on forward contracts was a loss of SEK 5 million in 2003, a loss of SEK 1 million in 2004 and a loss of SEK 1 million in 2005.

The Company provides certain services to Concordia such as administration, marketing, insurance and technical support for Concordia's owned and chartered vessels, including administration of jointly chartered vessels, office and office services for Concordia's personnel and certain financial and other services. The Company earned fees equal to SEK 19 million, SEK 17 million and SEK 13 million in 2003, 2004 and 2005, respectively, for these services.

Concordia has, through its subsidiary Universe Tankships Ltd, provided ship management services to the Company. The Company paid fees equal to SEK 2 million and SEK 3 million in 2003 and 2004, respectively, for these services. In August 2004, the Company acquired Universe Tankships Ltd from Concordia at market price.

Sessan

Since June 1999, the Company has served as the business manager for Sessan for its 50% participation in a Norwegian partnership that owns the shuttle tanker Stena Sirita that is chartered pursuant to a 10-year contract to ESSO Norway. In 2003, the Company also became the business manager for Sessan for its 50% participation in the shuttle tanker Stena Spirit that is chartered pursuant to a 15-year contract to Petrobras in Brazil. The Company earned total fees of SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

In 2001 and 2002, Sessan acquired all the shares in the shipping company HH Ferries in the south of Sweden. The acquisition was partly financed by an interest bearing credit facility from the Company. As of December 31, 2005, DKK 211 million was outstanding under this facility, the same as of December 31, 2004.

In December 2002, the Company sold to Sessan the remaining 50% of the RoPax vessel Stena Jutlandica. Sessan acquired the first 50% of this vessel from the Company in 1996. The vessel is chartered back as an operating lease, for which the Company paid charterhires of SEK 61 million for each of the years 2003, 2004 and 2005, respectively.

Stena AB (publ) Consolidated Financial Statements

In 2003, the Company granted an interest bearing loan of SEK 10 million to Sessan to finance the acquisition of shares in an unrelated company. This loan was still outstanding as of December 31, 2005.

Sessan has invested in shares in the Swedish company Meda AB ("Meda"). In 2005, a new share issue in Meda was guaranteed by the Company. In connection with the new issue, the Company purchased shares in Meda (see note 13). Sessan has the option to buy these shares at a price of 10% above the price paid by the Company.

Stena Metall

The Company purchases a substantial part of its bunker fuel from Stena Metall. Such purchases aggregated SEK 749 million, SEK 726 million and SEK 1,127 million in 2003, 2004 and 2005, respectively.

In connection with the delivery from the shipyard in March 2004 of the RoRo vessel Stena Freighter, the vessel was sold to Stena Metall and chartered back on a long-term operating lease. The Company paid charterhire to Stena Metall for this vessel of SEK 18 million and SEK 22 million in 2004 and 2005, respectively. In May 2004, the Company also chartered the RoRo vessel Stena Nordica from Stena Metall and paid charterhire of SEK 28 million and SEK 41 million in 2004 and 2005, respectively.

The Company provides management and other services to Stena Metall. The Company received SEK 1 million in each of the years 2003, 2004 and 2005 for these services.

Olsson Family

The Company rents office space from members of the Olsson family. In 2003, 2004 and 2005, the Company paid SEK 28 million, SEK 28 million and SEK 29 million, respectively, in respect of such properties.

The Company manages certain properties owned by members of the Olsson family. In 2003, 2004 and 2005, members of the Olsson family paid the Company SEK 10 million, SEK 11 million and SEK 13 million, respectively, for such management services.

The Company has agreed to pay Sten A. Olsson and Dan Sten Olsson an annual indexed retirement benefit for life.

In 2004, the Company acquired properties in Sweden, that were subsequently sold to the Olsson family at a value of SEK 587 million. This transaction had no influence on the consolidated accounts for the Company.

Arlington

In November 2004, the Company sold four tankers to Arlington Tankers Ltd ("Arlington"), a newly formed US public company. At the same time Concordia sold two VLCC tankers to Arlington. The purchase was partly paid with shares in Arlington representing an ownership of approximately 5 % for the Company and 10 % for Concordia. In connection with the sale, the Company agreed to charter the four sold tankers from Arlington for periods between four and six years. In addition to the contractual charterhire there is also a profitsharing arrangement in place meaning that the Company will pay 50 % of the trading result above the charterhire calculated in accordance with agreed criteria.

Note 30	Subsequent events

The two product tankers Stena Contest and Stena Concept which were delivered from the shipyard in the spring 2005 were sold to Arlington in January 2006. An agreement to sell two tanker newbuildings under construction at the Dalian shipyard in China were made in late 2005. Delivery to the new owner, a greek shipping company, was made of the Stena Compass in February 2006, while delivery of the Stena Compassion is planned for May 2006.

Stena AB (publ) Consolidated Financial Statements

The drilling rig Stena Dee was sold to the Norwegian company Songa Offshore in March 2006 for a total consideration of $270 million but was chartered back up to 2008 to complete its present charter contract with Norsk Hydro. Also in March 2006, another drillship of Stena DrillMAX type was ordered at the Samsung shipyard in Korea. The total investment is approximately $620 million with expected delivery in mid 2008. At the end of March 2006, a five year leasing agreement was signed for the Stena DrillMAX, the first drillship ordered in 2005.

In March 2006 an agreement was signed to sell the RoPax vessel Svealand to DFDS for delivery at the end of April 2006. An agreement was also signed with the Italian shipyard Visentini to acquire a RoPax vessel under construction at its delivery in 2007.

In the three months ended March 31, 2006, properties were acquired at an amount of approximately SEK 700 million, mainly in Gothenburg and Stockholm. Properties were sold at an amount of approximately SEK 400 million.